Exhibit 99.3

Intermap Closes Private Placement

Funds will be used to fund future government opportunities

DENVER, Jan. 16, 2024 -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced the closing of a private placement (the “Private Placement”) for aggregate proceeds of C$885,000.

The Private Placement included two tranches, with the first tranche consisting of the issuance of 1,650,000 units (“Units”) and the second tranche consisting of the issuance of 120,000 units, of which 20,000 units were acquired by insiders. Each Unit consists of one Class A common share of the Company (a “Share”), issued at a price of C$0.50, and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to purchase one additional Share at an exercise price equal to the United States Dollar (“USD”) equivalent of C$0.80 per Share, which is exercisable for two years from the date of issuance.

“We appreciate the support of long-term investors as we prepare to execute on upcoming opportunities,” said Patrick A. Blott, Intermap Chairman and CEO. “This funding will partially fund pursuit costs associated with upcoming government contracts in the United States and abroad.”

Under the Private Placement, Intermap also issued 81,000 warrants (“Finder Warrants”) to certain finders. Each Finder Warrant is exercisable for one Share for two years from the date of issuance to each finder at a price of $0.39607 per Share, being the USD equivalent of C$0.528. The exchange rate used to calculate the USD equivalent exercise price for each the Warrants and the Finder Warrants was the Bank of Canada’s latest published rate for the business day immediately prior to the issuance of same.

All securities issued in connection with the Private Placement are subject to a 4-month and 1 day hold period, during which time trading in the securities is restricted in accordance with applicable securities laws. The Toronto Stock Exchange conditionally approved the Private Placement and the listing of the Shares issued thereunder and the Shares issuable upon exercise of the Warrants prior to closing the Private Placement.

Unless otherwise indicated, all dollar or “$” references are expressed in United States Dollar.

To learn more about Intermap, visit intermap.com/investors.

Intermap Reader Advisory

Certain information provided in this news release, including reference to pending government contracts and commercial opportunities, constitutes forward-looking statements. The words “anticipate”, "expect", “project”, “estimate”, “forecast”, “continue”, “focus”, “will”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Forward- looking information or statements in this news release include the use of proceeds from the Private Placement and the impact of such proceeds on the business of Intermap. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward- looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955